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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                       FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number 0-25630

                           U.S. ROBOTICS CORPORATION
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             (Exact name of registrant as specified in its charter)

  8100 North McCormick Boulevard, Skokie, Illinois, 60076; (847) 982-5010
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices.)

  Common Stock, par value $.01 per share; Rights to purchase Series B Junior
           Participating Preferred Stock, par value $.01 per share
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           (Title of each class of securities covered by this Form)

                                        None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 14(d) remains)

   Please place an X in the Box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


    Rule 12g-4(a)(1)(i)     /X/           Rule 12h-3(b)(1)(i)      / /
    Rule 12g-4(a)(1)(ii)    / /           Rule 12h-3(b)(1)(ii)     / /
    Rule 12g-4(a)(2)(i)     / /           Rule 12h-3(b)(2)(i)      / /
    Rule 12g-4(a)(2)(ii)    / /           Rule 12h-3(b)(2)(ii)     / /
                                          Rule 15d-6

   Approximate number of holders of record as of the certification or notice date: 1.

   Pursuant to the requirements of the Securities Exchange Act of 1934, U.S. Robotics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 12, 1997             By: /s/ Casey Cowell,
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                                Chairman and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.